Exhibit 99.52

NEWS RELEASE

January 20, 2026
OceanaGold Provides Notice of Fourth Quarter and Full Year 2025
Results and Conference Call
VANCOUVER, BC – OceanaGold Corporation (TSX: OGC) (OTCQX: OCANF) (“OceanaGold” or the “Company”) will release its operational and financial results for the fourth quarter and year ending December 31, 2025, after market close on Wednesday, February 18, 2026. The results will be made available on the Company’s website at www.oceanagold.com.
Fourth Quarter and Full Year 2025 Results Conference Call Details
Senior management will host a conference call and webcast to discuss the fourth quarter and full year 2025 results on Thursday, February 19, 2026, at 10:00am EST (7:00am PST). To participate in the conference call, please use one of the following methods:
Webcast: https://app.webinar.net/jg9VnRpdZO4
Toll-free North America: 1-888-510-2154
International: 1-437-900-0527
If you are unable to attend the call, a recording will be made available on the Company’s website.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
For further information please contact:
Investor Relations:

Haley Mayers, VP, Investor Relations Tel: +1 604-678-4097 ir@oceanagold.com	Valerie Burns, Manager, Investor Relations Tel: +1 604-235-0742 ir@oceanagold.com

www.oceanagold.com	1